DJM

18007461

SEC Mail Processing Section
APR 19 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GrowthPoint Technology Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2740 Sand Hill Rd., Suite 100
(No. and Street)

Menlo Park	CA	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn M. White — (650) 400-1821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountacy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd. #230	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GrowthPoint Technology Partners, LLC
Menlo Park, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Growth Point Technology Partners, LLC (the Company) as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as GrowthPoint Technology Partners, LLC's auditor since 2017
Walnut Creek, California
April 11, 2018

OATH OR AFFIRMATION

I, Karyn M. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrowthPoint Technology Partners LLC, as of April 11, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

PLEASE SEE ATTACHED ACKNOWLEDGEMENT/JURAT FROM NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Mateo } s.s.

Subscribed and sworn to (or affirmed) before me on this 11th day of April (Month),

2018, by Karyn M. White (Name of Signer (1)) and

________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(~~s~~) who appeared before me.

Helen Sutherland

Signature of Notary Public

Helen Sutherland, comm:

For other required information (Notary Name, Commission No. etc.)

HELEN SUTHERLAND
COMM. # 2203582
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Expires JULY 27, 2021
MGC1 MGC1

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing 1 pages, and dated 04/11/18

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statement of Financial Condition
As of December 31, 2017

	2017
Assets	
Cash	$ 611,441
Fixed assets, net	343,660
Other assets	227,901
Assets of discontinued operations	18,891
Total assets	$1,201,893
Liabilities and Members' Equity	
Accounts payable and accrued liabilities	$ 86,503
Accrued facility costs	68,709
Total liabilities	155,212
Commitments and contingencies (note 3)	---
Members' equity	1,046,681
Total liabilities and members' equity	$1,201,893

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statement of Operations and Comprehensive Loss
For the Year Ended December 31, 2017

	2017
Revenues:	
Advisory Fees	$5,893,544
Expenses:	
Operating expenses	1,279,185
Compensation and benefits	4,137,960
Professional fees	161,846
Marketing and development	595,878
Business taxes	3,803
Total expenses	6,178,672
Net loss from continuing operations before provision for income taxes	(285,128)
Provision for income taxes	11,790
Net loss from continuing operations	(296,918)
Net loss from discontinued operations, net of tax	(112,920)
Net loss	$(409,838)
Foreign currency translation adjustment	---
Net comprehensive loss	$(409,838)

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

	Members' Equity	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity
Balance at January 1, 2017	$1,574,052	$ (117,533)	$1,456,519
Net loss	(409,838)	---	(409,838)
Other comprehensive income	---	---	---
Balance at December 31, 2017	$1,164,214	$ (117,533)	$1,046,681

The accompanying notes are an integral part of these consolidated financial statements.

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2017

	2017
Cash flows from operating activities:	
Net loss from continuing operations	$(296,918)
Net loss from discontinued operations	(112,920)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	96,439
Changes in assets and liabilities:	
Accounts receivable	120,500
Other assets	94,370
Accounts payable and accrued liabilities accounts	52,149
Employee benefits payable	(105,000)
Accrued facility costs	19,171
Cash used for operating activities – continuing operations	(132,209)
Cash from operating activities – discontinued operations	114,761
Cash used for operating activities	(17,448)
Cash flow from investing	
Purchase of fixed assets	(18,811)
Net cash used in investing	(18,811)
Net decrease in cash	(36,259)
Cash at the beginning of the year	647,700
Cash at the end of the year	$ 611,441

Supplemental Disclosures:

Income taxes paid	11,790

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

General - GrowthPoint Technology Partners, LLC (the "Company") is a limited liability company established in September 2005. GrowthPoint Technology Partners, LLC provides merger & acquisition, fundraising, and strategic advisory services to a wide range of technology companies. GrowthPoint Technology Partners, LLC will not hold customer funds or safe keep customer securities. GrowthPoint Technology Partners, LLC is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On October 5, 2011, GrowthPoint Technology Partners, LLC formed GrowthPoint Technology Partners UK LTD. GrowthPoint Technology Partners UK LTD was capitalized and began operations in July 2012 upon receiving approval from the Financial Services Authority ("FSA") who regulates financial services markets, exchanges, and firms in the United Kingdom. GrowthPoint Technology Partners UK LTD was formed to support the activities of GrowthPoint Technology Partners, LLC.

In 2016, the Company determined that, due to economic conditions in the United Kingdom, it would discontinue operations in the United Kingdom and shut down the operations of GrowthPoint Technology Partners UK LTD, effective March 31, 2017. During the year ended December 31, 2017, the Company reported no earnings from its foreign subsidiary. There were no dividends received from the foreign subsidiary. See note 7 for more detail.

Basis of Presentation - The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation - The consolidated financial statements include the financial statements of GrowthPoint Technology Partners, LLC and GrowthPoint Technology Partners UK LTD. All significant transactions and balances between these entities have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions based on available information that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Foreign Currencies - Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to other comprehensive income.

At the beginning of the year, the cumulative translation adjustment had a balance of $66,800. During the year, the aggregate translation on the books increased by $21,366 to $88,166 at December 31, 2017. The complete liquidation of the GrowthPoint Partners UK Ltd operations will occur in 2018.

Fixed Assets - The Company records fixed assets based on historical cost adjusted for accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Useful Lives

(continued)

Furniture and equipment	5 years
Computers	3 years
Leasehold improvements	5 years

Minor replacements, improvements, maintenance, and repairs are expensed as incurred. Gains and losses on sales and retirement of fixed assets are credited or charged to income.

Revenue Recognition -

The Company recognizes revenue that is realized or realizable and earned when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and when collectability is assessed and probable. Revenues consist of fees earned from providing merger and acquisition, fundraising, and strategic advisory services. Fees may include engagement fees and success fees each payable on a certain date or the occurrence of a transaction.

Pursuant to the terms of specific engagement letters, the Company's clients may reimburse certain expenses incurred by the Company in connection with such engagements. Expenses are reported net of such client expense reimbursements.

Income Taxes -

For GrowthPoint Technology Partners, LLC, no provision for income taxes has been made because the taxable income of GrowthPoint Technology Partners, LLC is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. California's fees based on revenue is $11,790 in 2017.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years, United Kingdom tax returns for two years, and California state returns for four years.

Reclassification - Some items in the prior period financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or members' equity.

Concentration of Credit Risk - Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

GrowthPoint Technology Partners, LLC maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 2017, cash exceeded the FDIC insured limit of $250,000, by $500,464.

Accounts receivable are stated at face value. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, the Company has not incurred any significant credit related losses.

For the year ended December 31, 2017, the Company had five customers that comprised 26%, 13%, 12%, 10%, and 8% of advisory fees.

(continued)

2. Fixed Assets

Fixed assets, net are comprised of the following at December 31, 2017:

	2017
Furniture and equipment	$ 233,584
Computers	123,119
Leasehold improvements	224,443
Total fixed assets	581,146
Less accumulated depreciation and amortization	(237,486)
Fixed assets, net	$ 343,660

For the years ended December 31, 2017, depreciation and amortization expense was $96,439.

3. Commitments

The Company conducts its operations from leased facilities in California and London. The current California lease will expire in August 2020 and the London was terminated in March, 2017. Aggregate future minimum lease obligations for the operating lease in effect at December 31, 2017 is as follows:

Year ending December 31:	
2018	$ 818,244
2019	759,560
2020	516,400
Total minimum lease obligations	$2,094,204

For the year ended December 31, 2017, rent expense was $756,611.

4. Employee Benefit Plan

GrowthPoint Technology Partners, LLC has a qualified employee savings plan for employees which includes profit sharing and 401(k) features. The 401(k) feature allows participants to make pretax contributions. To be eligible to become a participant, and employee must complete 3 months of service and be 21 years of age. Under the plan, GrowthPoint Technology Partners, LLC may make annual discretionary profit sharing contributions in an amount to be determined by the Managing Directors. To be eligible for any profit sharing contribution that may be made for that plan year, an employee must be employed as of the last day of the plan year.

There was no discretionary profit-sharing contribution for the year ended December 31, 2017.

(continued)

5. Related Party Transactions

The Company has a service agreement with its subsidiary, GrowthPoint Technology Partners UK Ltd., where the company pays the subsidiary an amount equal to 110% of the aggregate amount of costs incurred by the subsidiary. As of December 31, 2017, the Company had an intercompany payable balance of $316,435 owed to the subsidiary. These amounts eliminate in consolidation.

6. Net Capital Requirements

GrowthPoint Technology Partners, LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, GrowthPoint Technology Partners, LLC, unconsolidated, had net capital of $456,231. At December 31, 2017, net capital was $445,884 in excess of its required net capital of $10,347. At December 31, 2017, GrowthPoint Technology Partners, LLC's ratio of aggregate indebtedness to net capital was 0.35 to 1, which is within the required regulatory range.

7. Discontinued Operations

The Company's exit from the United Kingdom represents a strategic shift in its business, and therefore the presented results for GrowthPoint Technology Partners UK LTD are classified as loss from discontinued operations.

The assets and liabilities of GrowthPoint Technology Partners UK LTD are comprised of the following at December 31, 2017:

Cash	$ 18,215
Intercompany receivable	316,435
Other assets	676
Assets of discontinued operations	335,326
Intercompany receivable eliminated in consolidation	(316,435)
Assets of discontinued operations	$ 18,891

There were no liabilities of discontinues operations at December 31, 2017.

(continued)

The operations of GrowthPoint Technology Partners UK LTD are comprised of the following for the year ended December 31, 2017:

Revenue:	
Intercompany fees	$ 112,920
Other income	18,665
Total Revenue	131,585
Operating expenses	36,004
Compensation and benefits	64,705
Professional fees	13,977
Taxes	16,899
Total expense	131,585
Net income from operations	---
Elimination of intercompany fees	(112,920)
Net loss from discontinued operations	$ (112,920)

8. Subsequent Event

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No additional adjustments to, disclosures in, the financial statements were deemed necessary.

(continued)

Supplemental Information

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2017

Net Capital

Total members' equity from statement of financial condition	$ 1,046,681
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Fixed assets, net	(343,660)
Other assets	(227,901)
Other adjustments	(18,889)
Net capital	$ 456,231
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 10,347
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 10,347
Excess net capital	$ 445,884

Aggregate Indebtedness

Total liabilities from statement of financial condition, less intercompany deferral	$ 155,212
Less non-aggregate indebtedness items	---
Total aggregate indebtedness	$ 155,212
Ratio: Aggregate indebtedness to net capital	0.35 to 1

Computation for Determination of Reserve Requirements
Under Rule 12c3-3 of the Securities Exchange Commission
And
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2017

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(i) of Rule 15c3-3.

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2017

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$508,543
Audit adjustment to increase deferred rent	(15,603)
Audit adjustment to accounts payable	(36,709)
Net capital as reported in the financial statements	$456,231

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Financial Condition
As of December 31, 2017

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners UK LTD	Eliminations	Total
Assets				
Cash	$ 611,441	$ 18,215	$(18,215)	$ 611,441
Intercompany receivable	---	316,435	(316,435)	---
Fixed assets, net	343,660	---	---	343,660
Other Assets	227,901	---	---	227,901
Investment in UK subsidiary	438,176	---	(438,176)	---
Assets of discontinued operations	---	676	18,215	18,891
Total assets	$1,621,178	$ 335,326	$(754,611)	$1,201,893
Liabilities and Members' Equity				
Accounts payable and accrued liabilities	$ 86,503	---	---	$ 86,503
Accrued facility costs	68,709	---	---	68,709
Intercompany payable	316,435	---	(316,435)	---
Total liabilities	471,647	---	(316,435)	155,212
Commitments and contingencies	---	---	---	---
Members' equity:				
Members' equity or stockholder's equity	1,149,531	452,859	(438,176)	1,164,214
Accumulated other comprehensive loss	---	(117,533)	---	(117,533)
Total members' equity	1,149,531	335,326	(438,176)	1,046,681
Total liabilities and members' equity	$1,621,178	$ 335,326	$(754,611)	$1,201,893

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

Consolidating Statement of Operations
For the Year Ended December 31, 2017

	GrowthPoint Technology Partners, LLC	GrowthPoint Technology Partners UK LTD	Eliminations	Total
Revenues				
Advisory Fees	$5,893,544	---	---	$5,893,544
Total Revenue	5,893,544	---	---	5,893,544
Expenses:				
Operating expenses	1,279,185	---	---	1,279,185
Compensation and benefits	4,137,960	---	---	4,137,960
Professional fees	161,846	---	---	161,846
Marketing and development	595,878	---	---	595,878
Business taxes	3,803	---	---	3,803
Intercompany	112,920	---	(112,920)	---
Total expenses	6,291,592	---	(112,920)	6,178,672
Net income (loss) before provision for income taxes	(398,048)	---	(112,920)	(285,128)
Provision for income taxes	11,790	---	---	11,790
Net loss from continuing operations	(409,838)	---	(112,920)	(296,918)
Net loss from discontinued operations, net of tax	---	---	(112,920)	(112,920)
Net loss	$ (409,838)	---	---	$ (409,838)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
GrowthPoint Technology Partners, LLC
Menlo Park, California

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) GrowthPoint Technology Partners, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 11, 2018

GROWTHPOINT
TECHNOLOGY PARTNERS

April 9, 2018

Mr. John Cropper
Cropper Accountancy Corporation
2700 Ygnacio Valley Road, #270
Walnut Creek, CA 94598

GrowthPoint Technology Partners, LLC is making the following statements ("assertions):

(i) We are claiming an exemption under Rule 15c3(k) (2)(i).
(ii) We met the exemption provisions of Rule 15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.

Regards,

Karyn M. White

Karyn M. White
Financial Principal
GrowthPoint Technology Partners LLC

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
GrowthPoint Technology Partners, LLC
Menlo Park, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by GrowthPoint Technology Partners, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017. In 2017, audit adjustments of $625,000 decreased revenue and the assessment by $938.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 11, 2018

GROWTHPOINT TECHNOLOGY PARTNERS, LLC

CONSOLIDATED FINANCIAL STATEMENTS

For the Year Ended December 31, 2017
With
Report of Independent Registered Public Accounting Firm